Jenkens & Gilchrist                              Austin, Texas
             a professional corporation                          (512) 499-3800
                                                              Chicago, Illinois
                  1445 Ross Avenue                               (312) 425-3900
                     Suite 3200                                  Houston, Texas
                 Dallas, Texas 75202                             (713) 951-3300
                                                        Los Angeles, California
                   (214) 855-4500                                (310) 820-8800
            Facsimile (214) 855-4300                       Pasadena, California
                                                                 (626) 578-7400
                  www.jenkens.com                            San Antonio, Texas
                                                                 (210) 246-5000
                                                               Washington, D.C.
                                                                 (202) 326-1500
                 November 3, 2005


U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

     Re:    Refocus Group, Inc.
            Schedule 14A/A filed August 22, 2005 (File No. 333-55042)

Ladies and Gentlemen:

     On behalf of Refocus Group, Inc., a Delaware corporation (the "Company"), we hereby file via EDGAR with the Securities and Exchange Commission (the "SEC") a complete copy of the Schedule 14A (Amendment No. 3) (the "Amended Consent Statement") of the Company.

     The Amended Consent Statement incorporate changes responsive to the comments set forth in the SEC's letter to the Company dated October 26, 2005. For your convenience, we have repeated each comment prior to the response. All references to page numbers in the discussion below are to the pages in the Amended Consent Statement. Initially capitalized terms used without definition herein shall have the meanings set forth in the Amended Consent Statement.

Schedule 14A

Fairness of the Transaction, page 14

1. We note the revised disclosure you have provided in response to comment 2 in our letter dated September 20, 2005. We also note that of the outstanding shares held by non-affiliates, 98% of such shares are held by stockholders who will not be cashed out in the reverse/forward stock split, that after the going-private transactions such stockholders will face decreased liquidity and receive less, if any, information regarding the company and its operating results, that an insufficient level of trading

                              JENKENS & GILCHRIST
                           A Professional Corporation

U.S. Securities & Exchange Commission
November 3, 2005
Page 2


     volume in the common stock may prevent such stockholders from selling their shares so as to reduce their ownership to a level where they would be entitled to a cash payment for their shares, and that the fairness opinion only addressed the fairness of the consideration to be paid to the stockholders to be cashed out in the going private transaction. Please continue to revise the disclosure throughout this section to explain why each filing person believed the transaction to be fair to unaffiliated holders who are not being cashed out in light of these factors.

Per your request, and pursuant to additional telephonic discussions regarding this comment, the sections titled "Special Factors - Fairness of the Transaction," commencing on page 16, "Special Factors - Factors in Support of the Reverse/Forward Stock Split," commencing on page 18, and "Special Factors - Factors Not in Support of the Reverse/Forward Stock Split," commencing on page 19, have been revised to set forth in more detail the reasons why each filing person believes the transaction to be fair to unaffiliated stockholders who are not cashed out, in light of the factors set forth in the foregoing comment.

     If any  members of the staff have any  questions  concerning  the  enclosed
materials  or  desire  further   information  or   clarification  in  connection
therewith, he or she should contact the undersigned at (214) 855-4163.


                                        Very truly yours,

                                        /s/ Robert W. Dockery
                                        -----------------------
                                        Robert W. Dockery

RWD/ws
Enclosures
cc/encl.:         Mr. Timothy Buchmiller
                  Securities and Exchange Commission

                  Mr. Mark A. Cox
                  Mr. Steven N. Shapu
                  Refocus Group, Inc.

                  Mr. Mark Lancaster
                  Deloitte & Touche LLP

                  Mr. Pat Ryan
                  Akin Gump Strauss Hauer & Feld LLP